UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or 12 (g) of the Securities Exchange Act of 1934

                               DOLCE VENTURES INC.
                 (Name of small business issuer in its charter)

                        Utah                           32-0028823
                        ----                           ----------
            (State or other jurisdiction of         (I.R.S. Employer
            incorporation or organization)          Identification No.)


                      118 Chatham Road, Syracuse, NY 13203
                      ------------------------------ -----
               (Address of Principal Executive Offices) (Zip Code)


                    Issuer's Telephone Number:(315) 476-5769


          Securities to be registered under Section 12 (b) of the Act:

               Title of each class Name of each exchange on which To be so registered each class is to be registered

               NONE                                               N/A
               ----                                               ---


          Securities to be registered under Section 12 (g) of the Act:

                     Common Stock, Par Value $.001 per share
                                (Title of Class)

TABLE OF CONTENTS

PART  I                                                                  PAGE
-------                                                                  ----

Item 1.     Description of Business                                         3

Item 2.     Management's Discussion and Analysis or                         5
            Plan of Operation

Item 3.     Description of Property                                         9

Item 4.     Security Ownership of Certain Beneficial                       10
            Owners and Management

Item 5.     Directors, Executive Officers, Promoters and Control           10
            Person

Item 6.     Executive Compensation                                         11

Item 7.     Certain Relationships and Related Transactions                 11

Item 8.     Description of Securities                                      11


PART  II
--------

Item 1.     Market Price of and Dividends on the Registrant's              11
            Common Equity and Other Shareholder Matters

Item 2.     Legal Proceedings                                              12

Item 3.     Changes in and Disagreements with Accountants                  12

Item 4.     Recent Sales of Unregistered Securities                        12

Item 5.     Indemnification of Directors and Officers                      12


PART  F/S
---------
            Financial Statements                                          F-1

PART  III
---------
Item 1.     Index to Exhibits                                              14

            Signatures

FORWARD-LOOKING STATEMENTS


This Form 10-SB contains forward-looking statements that involve risks and uncertainties. You can identify these statements by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate," "continue," or other similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However there may be events in the future that we are unable to accurately predict or control. Those events as well as any cautionary language in this registration statement provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in this Form 10-SB could have a material adverse effect on our business, operating results and financial condition. control, including, among others, seasonal aspects


GENERAL


Dolce Ventures, Inc., a Utah corporation (the "Company" or "Dolce"), seeks to become a reporting company and is filing this Form 10-SB on a voluntary basis. The company intends to voluntarily file periodic reports even if its obligation to file such reports is suspended under the Exchange Act of 1934, as amended (the "Exchange Act").


ITEM 1. DESCRIPTION OF BUSINESS.


Dolce was incorporated under the laws of the State of Utah on August 19, 1983 as Evica Resources, Inc. On April 5, 1984 the Articles of Incorporation were amended and the name of the Company was changed to American Arms, Inc. American Arms Inc. commenced the manufacture and sale of weapons and laser sights. On December 31, 1984, the Company's Certificate of Incorporation was suspended for failure to file an annual report. The Company's Certificate of Incorporation was reinstated on December 19, 1985 by the Utah Department of Commerce, Division of Corporations. On October 1, 1984, the Company's Certificate of Incorporation was suspended a second time for failure to file its annual report. The Company's Certificate of Incorporation was reinstated on November 21, 1986 again by the State of Utah, Department of Commerce, Division of Corporations.


On April 12, 1988, the Company amended its Articles of Incorporation and the name was changed to American Industries, Inc. as the company was no longer engaged in the manufacturing and sale of weapons and laser sights. American Industries Inc. was in the business of providing room safes for hotel rooms.


On February 19, 2002, the Company formed a subsidiary corporation, named Pegasus Tel, Inc., under the laws of the State of Delaware, to enter into the telecommunications business. On March 28, 2002, Pegasus Tel, Inc. and the Company entered into a merger agreement with Pegasus Communications, Inc., a New York corporation. On May 21, 2002, the Certificate of merger was duly filed with Pegasus Tel, Inc. as the surviving entity. On January 14, 2002 we purchased payphone assets, 29 payphones, and associated equipment from the Margaretville Telephone Company for $11,600.00. On May 21, 2002, the Articles of Incorporation of the Company were amended, and the name was changed to Dolce Ventures, Inc.


We own, operate and manage privately owned public payphones in the County of Delaware, State of New York. We may pay site owners a commission based on a flat monthly rate or on a percentage of sales. Some of the businesses include but are not limited to retail stores, convenience stores, bars, restaurants, gas stations, colleges and hospitals. In the alternative, the agreement with the business owner is to provide the telecommunications services without the payment of any commissions.


We upgrade our payphones with "smart card" payphone technology. The upgrade is a circuit board with improved technology. As we purchase phones from other companies, we upgrade them. This upgrade of the phones will reduce the number and frequency of service calls due to outages and other payphone related problems and, in turn, will reduce the cost of maintaining each phone. The local telephone switch controls the traditional payphone technology. The local switch does not provide any services in the payphone that can benefit the owner of the phone. The smart technology allows us to determine on a preset time basis the operational status of the payphone. It also tells us when the coins in the phone have to be collected, the number and types of calls that have been made from each phone, as well as other helpful information that helps us provide better service to our payphone using public.


The market in which we do business is highly competitive and constantly evolving. We face competition from the larger and more established companies, from companies that develop new technology, as well as the many smaller companies throughout the country. For example, the last several years have shown an increase in the use of cellular phones and 800 services. These increases cut into our potential payphone customer base. Companies who have a larger sales force, more money, larger manufacturing capabilities and greater ability to expand their markets also cut into our potential payphone customers. Many of our competitors have longer operating histories, significantly greater financial strength, nationwide advertising coverage and other resources that we do not have. Our competitors might introduce a less expensive or more improved payphone. These, as well as other factors, can impact negatively on income for the Company. Through a series of orders from the Federal Communications Commission ("FCC"), attempts to address the financial loss created by 800 services, commonly known as "dial around" or "toll free" calls. The FCC requires the sellers of long distance 800 services to pay the payphone owner $.494 cents per call. These funds are remitted quarterly through a service provided by the American Public Communication Council "APCC".


The competition from cellular phones is a very serious threat that can result in substantially less revenue per payphone. We have attempted to address this issue by avoiding the locations that serve the business traveler. For many years these locations were the most lucrative, but now they are the locations most impacted by the cellular user.


The large former "Bell" companies who provide local service dominate the industry. These companies have greater financial ability than we do and they give us the greatest competitive challenge. However, we compete with these companies by paying a commission to the site owner. The commission is an enticement for the site owner to put our phone on the site. We are able to provide a higher quality customer service because the phones alert us to any technical difficulties, and we can service them immediately. The ability to immediately know that a problem exists with a payphone is very important because down time for a phone means lost revenue for the company.


We do not rely on a major customer for our revenue. We have a variety of small single businesses as well as some small chain stores that we service. We do not believe that the company would suffer dramatically if any one customer or small chain decided to stop using our phones. We must buy dial tone for each payphone from the local exchange carrier. As long as we pay the carrier bill, it must provide a dial tone. As a regulated Utility the exchange carrier may not refuse to provide us service. Alternate service exists in certain areas where Bell Atlantic competitors have located. We use alternate local service providers when we can get a better price for the service. We use long distance providers on all the payphones.

If the FCC regulation requiring sellers of long distance 800 services to pay payphone owners 49.4 cents per call is reduced or done away with, it could have a negative effect upon our revenue stream. We have no control over what rules and regulations the state and federal regulatory agencies require us to follow now or in the future. It is possible for future regulations to be so financially demanding that they cause us to go out of business.

Any person or entity may read and copy our reports with the Securities and Exchange Commission at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Room by calling the SEC toll free at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov where reports, proxies and informational statements on public companies may be viewed by the public.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION


BASIS OF PRESENTATION

The following discussion and analysis is based on our audited consolidated Financial Statements for the years ended December 31, 2004 and 2003 of Dolce Ventures, Inc. ("Dolce", the "Company", "our", or "we"), and its wholly owned subsidiary, Pegasus Tel Inc. All significant inter-company amounts have been eliminated. In the opinion of management, the audited consolidated financial statements presented herein reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation. Interim results are not necessary indicative of results to be expected for the entire year.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles, which require that management make estimates and assumptions that affect reported amounts. Actual results could differ from these estimates.

Certain of the statements contained below are forward-looking statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from such forward-looking statements.

Impact of Inflation

Inflation is not considered a material factor affecting the Company's business. General operating expenses such as salaries, employee benefits and occupancy are, however, subject to normal inflationary pressures.

Seasonality

The Company's revenues from payphone operation are affected by seasonal variations, geographic distribution of payphones and type of location. Because the Company operates in the northeastern part of the country with many of the payphones located outdoor, weather patterns affect our revenue streams. Revenues drop off significantly during winter and conversely show an increase in the spring and summer. Revenues are generally lowest in the first quarter and highest in the third quarter.

Our installed payphone base generates revenue from three principle sources: coin-calls and non-coin calls, sales and service of payphones.

1. Commission Income.

Commission income includes commissions from operator service telecommunications companies and commissions for toll free calls from all payphones. The commissions for operator services are paid 45 days in arrears. Dial Around compensation is billed quarterly and received three and one half months behind the billed quarter.

2. Coin calls.

Coin calls represent calls paid for by customers who deposit coins into the payphones. Coin call revenue is recorded as the actual amount of coins collected from the payphones.

3. Payphone sales and repairs.

We derive income from the sale and repair of a payphone. We can negotiate the sale, of a payphone to a site owner when it becomes cost prohibitive to maintain or if a customer offers to buy the phone at a price that is favorable to our company. The new owner becomes responsible for the maintenance and operational costs of the payphone. Sales and repairs of payphones are not subject to the same collection delays as the other types of operating income.


YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

REVENUES

         Our total revenue decreased by $1,106 or approximately 9%, from $12,215 in the year ended December 31, 2003 to $11,109 in the year ended December 31, 2004. This decrease was primarily attributable to removal of unprofitable phone locations and lower call volumes on our payphones resulting from the growth in wireless communications. We reduced our network of payphones by approximately 15% in 2004 as compared to the same period in 2003.

         Our coin call revenues decreased by $3,174 or approximately 33.1%, from $9,585 in year ended December 31, 2003 to $6,411 in the year ended December 31, 2004. The decrease in coin call revenue was primarily attributable to the reduced number of payphones we operated coupled with the increased competition from wireless communication services. Our non-coin call revenue, which is comprised primarily of dial-around revenue and operator service revenue increased $495 or approximately 29.4% from $1,683 in the year ended December 31, 2003 to $2,178 in the year ended December 31, 2004. Our service & repair revenues increased by $1,573 when compared to the same period in 2003.

COSTS OF SALES

         Our overall cost of sales decreased for the year ending December 31, 2004 by $2,559 or approximately 30.4% when compared to the year ending December 31, 2003. Our telecommunication costs decreased by $2,417 due to reducing our network of payphones by 15%. Once a low revenue payphone is identified, we offer the site owner an opportunity to purchase the equipment. If the site owner does not purchase the payphone, we remove it from the site. Our commissions' expense decreased by $142 due to a decrease in payphone usage, a direct response to increase use of cellular phones and reduced number of payphones.

OPERATION AND ADMINISTRATIVE EXPENSES

         Operating expenses decreased by $6,534 or approximately 32.64% over the same period in 2003. This decrease in operating expense is a direct result of management's ongoing efforts to cut expenses and run the company as efficiently as possible. Professional fees decreased by $1,230 over 2003. These are fees we pay to accountants and attorneys throughout the year for performing various tasks. Expenses for outside services decreased by $1,195 over 2003. These are fees the Company pays to an outside company to collect and maintain our network of payphones. Our office, and travel & entertainment expenses, together account for a decrease of $2,496 when compared to the same period ending December 31, 2003. Depreciation expense decreased by $1,613 when compared to the same period in 2003. We own telephone equipment which provides a service for a number of years. The term of service is commonly referred to as the "useful life" of the asset. Because an asset such as telephone equipment or motor vehicle is expected to provide service for many years, it is recorded as an asset, rather than an expense, in the year acquired. A portion of the cost of the long-lived asset is reported as an expense each year over its useful life and the amount of the expense in each year is determined in a rational and systematic manner.

GOING CONCERN QUALIFICATION

         In their  Independent  Auditor's  Report  for the  fiscal  year  ending
December 31, 2004, Robison, Hill & Co. states that we have incurred annual losses since inception raising substantial doubt about our ability to continue as a going concern.

RISKS ASSOCIATED WITH OUR BUSINESS

In addition to the other information in this report, the following risks should be considered carefully in evaluating our business and prospects:

UNLESS WE CAN REVERSE OUR HISTORY OF LOSSES, WE MAY HAVE TO DISCONTINUE OPERATIONS.

              If we are unable to achieve or sustain profitability, or if operating losses increase in the future, we may not be able to remain a viable company and may have to discontinue operations. Our expenses have historically exceeded our revenues and we have had losses in all fiscal years of operation, including those in fiscal years 2003 through 2004, and the losses are projected to continue in 2005. Our net losses were $16,810 and $8,856 for fiscal years ended 2003, 2004 respectively. We have been concentrating on the development of our products, services and business plan. Our management believes that we can be profitable and that our business plan will be successful; however, there is no assurance that we will be successful in implementing our business plan or that we will be profitable now or in the future.

WE MAY NOT SUCCEED OR BECOME PROFITABLE.

We will need to generate significant revenues to achieve profitability and we may be unable to do so. Even if we do achieve profitability, we may not be able to sustain or increase profitability in the future. We expect that our expenses will continue to increase and there is no guarantee that we will not experience operating losses and negative cash flow from operations for this fiscal year or for the foreseeable future. If we do not achieve or sustain profitability, then we may be unable to continue our operations.

WE WILL NEED ADDITIONAL CAPITAL FINANCING IN THE FUTURE.

We may be required to seek additional financing in the future to respond to increased expenses or shortfalls in anticipated revenues, accelerate product development and deployment, respond to competitive pressures, develop new or enhanced products, or take advantage of unanticipated acquisition opportunities. We cannot be certain we will be able to find such additional financing on reasonable terms, or at all. If we are unable to obtain additional financing when needed, we could be required to modify our business plan in accordance with the extent of available financing.

IF WE ENGAGE IN ACQUISITIONS, WE MAY EXPERIENCE SIGNIFICANT COSTS AND DIFFICULTY ASSIMILATING THE OPERATIONS OR PERSONNEL OF THE ACQUIRED COMPANIES, WHICH COULD THREATEN OUR FUTURE GROWTH.

If we make any acquisitions, we could have difficulty assimilating the operations, technologies and products acquired or integrating or retaining personnel of acquired companies. In addition, acquisitions may involve entering markets in which we have no or limited direct prior experience. The occurrence of any one or more of these factors could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, pursuing acquisition opportunities could divert our management's attention from our ongoing business operations and result in decreased operating performance. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. Furthermore, we may have to incur debt or issue equity securities in future acquisitions. The issuance of equity securities would dilute our existing stockholders.

IF WE CANNOT ATTRACT, RETAIN, MOTIVATE AND INTEGRATE ADDITIONAL SKILLED PERSONNEL, OUR ABILITY TO COMPETE WILL BE IMPAIRED.

Many of our current and potential competitors have more employees than we do. Our success depends in large part on our ability to attract, retain and motivate highly qualified management and technical personnel. We face intense competition for qualified personnel. The industry in which we compete has a high level of employee mobility and aggressive recruiting of skilled personnel. If we are unable to continue to employ our key personnel or to attract and retain qualified personnel in the future, our ability to successfully execute our business plan will be jeopardized and our growth will be inhibited.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS OR MAY BE SUED BY THIRD PARTIES FOR INFRINGEMENT OF THEIR PROPRIETARY RIGHTS.

The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of trade secret, copyright or patent infringement. We may inadvertently infringe a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware that will cause us to be infringing when it is issued in the future. If we make any acquisitions, we could have similar problems in those industries. Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of our alleged infringement of another's intellectual property, forcing us to do one or more of the following:

o Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

o Obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms; or

o Redesign those products or services that incorporate such technology.

A successful claim of infringement against us, and our failure to license the same or similar technology, could adversely affect our business, asset value or stock value. Infringement claims, with or without merit, would be expensive to litigate or settle, and would divert management resources.


BECAUSE OUR OFFICERS AND DIRECTORS ARE INDEMNIFIED AGAINST CERTAIN LOSSES, WE MAY BE EXPOSED TO COSTS ASSOCIATED WITH LITIGATION.

If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional unreimbursable costs, including legal fees. Our articles of incorporation and bylaws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.


WE WILL DEPEND ON OUTSIDE MANUFACTURING SOURCES AND SUPPLIERS.

We may contract with third party manufacturers to produce our products and we will depend on third party suppliers to obtain the raw materials necessary for the production of our products. We do not know what type of contracts we will have with such third party manufacturers and suppliers. In the event we outsource the manufacture of our products, we will have limited control over the actual production process. Moreover, difficulties encountered by any one of our third party manufacturers, which result in product defects, delayed or reduced product shipments, cost overruns or our inability to fill orders on a timely basis, could have an adverse impact on our business. Even a short-term disruption in our relationship with third party manufacturers or suppliers could have a material adverse effect on our operations. We do not intend to maintain an inventory of sufficient size to protect ourselves for any significant period of time against supply interruptions, particularly if we are required to obtain alternative sources of supply.

OUR STOCK PRICE MAY BE VOLATILE.

The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

o Variations in our quarterly operating results;

o Changes in financial estimates of our revenues and operating results by securities analysts;

o Changes in market valuations of telecommunications equipment companies;

o  Announcements  by  us  of  significant  contracts,  acquisitions,   strategic
partnerships, joint ventures or capital commitments;

o Additions or departures of key personnel;

o Future sales of our common stock;

o Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;

o Commencement of or involvement in litigation.

In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities issued by technology companies and that often has been unrelated or disproportionate to the operating results of those companies. These broad market fluctuations may adversely affect the market price of our common stock.

WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS ON OUR COMMON STOCK.

We have not paid any dividends on our Common Stock since inception and do not anticipate paying any dividends on our Common Stock in the foreseeable future. Instead, we intend to retain any future earnings for use in the operation and expansion of our business.

IF WE ARE SUBJECT TO SEC REGULATIONS RELATING TO LOW-PRICED STOCKS, THE MARKET FOR OUR COMMON STOCK COULD BE ADVERSELY AFFECTED.

The Securities and Exchange Commission has adopted regulations concerning low-priced (or "penny") stocks. The regulations generally define "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Our stock is currently classified as a penny stock.

The penny stock regulations require that broker-dealers, who recommend penny stocks to persons other than institutional accredited investors make a special suitability determination for the purchaser, receive the purchaser's written agreement to the transaction prior to the sale and provide the purchaser with risk disclosure documents that identify risks associated with investing in penny stocks. Furthermore, the broker-dealer must obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before effecting a transaction in penny stock. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules.

The additional burdens imposed upon broker-dealers by these penny stock requirements may discourage broker-dealers from effecting transactions in the common stock, which could severely limit the market liquidity of our common stock and our shareholders' ability to sell our common stock in the secondary market.




ITEM 3. DESCRIPTION OF PROPERTY.

The Company occupies space at 118 Chatham Road, Syracuse, NY 13203.

 ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

   (1)              (2)                   (3)                 (4)
Title of Class  Name and Address of   Amount and Nature of  Percent of

                Beneficial Owner      Beneficial Owner      Class
-------------------------------------------------------------------
Common          Carl E. Worboys       8,000,000             7.94%

Common          John F. Passalaqua    8,000,000             7.94%

Common          Kevin Kopaunik        6,663,357             6.61%







ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

                                                            Year First
                                                              Became
Name                   Age       Position with Company      a Director
----                   ---       ---------------------      ----------

Carl E. Worboys        61        President                  October 2004
                                                            3-year term

John F. Passalaqua     68        Secretary/Treasurer        October 2004
                                                            3-year term

David F. Stever        61        Director                   October 2004
                                                            3-year term

Resumes

Carl E. Worboys is a practicing attorney in the State of New York. He has been active in the public payphone business for several clients. For five years he was in charge of regulatory affairs for American Telecommunications Enterprises, Inc., a long distance carrier, and had responsibility for the development of payphone leasing programs for the carrier.


John F. Passalaqua has served as a technical support employee for several payphone companies in the local area. He was elected an officer and director of Dolce in 2004. He has been employed by several other payphone companies in the Central New York area.

David F. Stever is a retired corporate travel specialist with substantial marketing experience, which he has provided guidance for the Company.

ITEM 6. EXECUTIVE COMPENSATION.


Mr. Carl Worboys and Mr. John Passalaqua were issued 8,000,000 shares of common stock respectively at a deemed price of $0.001 per share in consideration for their services in organizing and managing our initial corporate effort and for acting as officers.


No other compensation has been awarded to, earned by or paid to our officers. Management has agreed to act with out compensation until authorized by the Board of Directors, which is not expected to occur until we have generated revenues from operations. As of the date of this registration statement, we have no funds available to pay officers or directors. Further, our officers and directors are not accruing any compensation pursuant to any agreement with us.


                           SUMMARY COMPENSATION TABLE


                                        FISCAL                        OTHER

NAME AND PRINCIPAL POSITION            YEAR PAID  SALARY   BONUS  COMPENSATION

Carl E. Worboys, President               N/A        -0-    -0-       -0-

John F. Passalaqua, Secretary/Treasurer  N/A        -0-    -0-       -0-





ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


Except as set forth below, no transactions have occurred since the beginning of the Company's last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5 % of any class of the Company's securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest:


We issued 8,000,000 common shares each to Mr. Carl Worboys and Mr. John Passalaqua at a deemed price of $0.001 per share on April 28, 2005. These shares were issued to Mr. Worboys and Mr. Passalaqua in consideration for their services in organizing our company, acting as officers and building our business plan.


On April 28, 2005, we issued 2,000,000 common shares at a deemed price of $0.001 per share to Mr. David Stever in consideration for his services as director and building our business plan.


ITEM 8. DESCRIPTION OF SECURITIES.


Common Stock


We are authorized to issue 250,000,000 shares of Common Stock, with a par value of $0.001. There are 100,770,140 shares of Common Stock issued and outstanding as of the date of this registration statement. All shares of common stock have one vote per share on all matters including election of directors, without provision for cumulative voting. The common stock is not redeemable and has no conversion or preemptive rights. The common stock currently outstanding is validly issued, fully paid and non- assessable. In the event of liquidation of the company, the holders of common stock will share equally in any balance of the company's assets available for distribution to them after satisfaction of creditors and preferred shareholders, if any. The holders of common stock of the company are entitled to equal dividends and distributions per share with respect to the common stock when, as and if, declared by the board of directors from funds legally available.

Preferred Stock


In addition to the 250,000,000 shares of Common Stock, the Company is authorized to issue 100,000,000 shares of preferred stock, with a par value of $0.001. Shares of the Preferred Stock of the corporation may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors prior to the issuance any shares thereof. At this time no shares of Preferred Stock have been issued by the Company.





PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.


There is no public trading market for our company's stock. There are approximately 677 stockholders. As of today, we have not declared any cash dividends on our common stock. We currently intend to retain our earnings, if any, to finance the expansion of the business and for general corporate purposes and we do not anticipate paying any cash dividends on our common stock for the foreseeable future. Any future dividends will be at the discretion of the board of directors, after taking into account various factors, including among others, operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect, the requirements of Utah law, and any restrictions that may be imposed by our future credit arrangements.


ITEM 2. LEGAL PROCEEDINGS.


To the knowledge of management, there is no material litigation pending or threatened against the company.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.


The Company has retained the services of certified public accountants, Robison, Hill & Co. Our previous certified public accounting firm was not certified pursuant to the rules of the Security and Exchange Commission. There have been no disagreements with any accounting firm.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.


Since inception, we have issued the following unregistered securities, 290,000 shares of common stock were issued to Lawrence Taylor, a resident of the State of New York, in lieu of a debt owed by the company. The shares were issued under
Section 4(2) of the Securities Act of 1933, as amended.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


The Articles of Incorporation provide for indemnification to the full extent permitted by the laws of the State of Utah for each person who becomes a party to any civil or criminal action or proceeding by reason of the fact that he, or his testator, or intestate, is or was a director or officer of the corporation or served any other corporation of any type or kind, domestic or foreign in any capacity at the request of the corporation.

                       DOLCE VENTURES, INC. AND SUBSIDIARY

                                       -:-

                          INDEPENDENT AUDITOR'S REPORT

                           DECEMBER 31, 2004 AND 2003

                                    CONTENTS


                                                                       Page

Independent Auditor's Report............................................F - 1

Consolidated Balance Sheets
  December 31, 2004 and 2003............................................F - 3

Consolidated Statements of Operations for the
 Years Ended December 31, 2004 and 2003  ...............................F - 4

Consolidated Statement of Stockholders' Equity for the
 Years Ended December 31, 2004 and 2003.................................F - 5

Consolidated Statements of Cash Flows for the
 Years Ended December 31, 2004 and 2003.................................F - 6

Notes to Consolidated Financial Statements..............................F - 8

                          INDEPENDENT AUDITOR'S REPORT



Dolce Ventures, Inc. and Subsidiary


         We have audited the accompanying consolidated balance sheets of Dolce Ventures, Inc. and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, statement of stockholders' equity and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dolce Ventures, Inc. and Subsidiary as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                    Respectfully submitted,


                                                    /s/ Robison, Hill & Co.
                                                    Certified Public Accountants

Salt Lake City, Utah
May 31, 2005

                       DOLCE VENTURES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                         December 31,
                                                                            ---------------------------------------
                                                                                   2004                 2003
                                                                            ------------------   ------------------
ASSETS
Current Assets:
  Cash & Cash Equivalents                                                   $              368   $              314
  Accounts Receivable                                                                    2,316                  850
                                                                            ------------------   ------------------

     Total Current Assets                                                                2,684                1,164
                                                                            ------------------   ------------------

Property and Equipment:
  Payphone Equipment                                                                    12,600               12,600
  Less Accumulated Depreciation                                                         (8,971)              (6,552)
                                                                            ------------------   ------------------

     Net Fixed Assets                                                                    3,629                6,048
                                                                            ------------------   ------------------

     Total Assets                                                           $            6,313   $            7,212
                                                                            ==================   ==================

LIABILITIES
Current Liabilities:
Accounts Payable                                                            $            3,425   $           10,864
Note Payable - Shareholder                                                                 298                    -
Note Payable                                                                             1,275                1,177
                                                                            ------------------   ------------------

     Total Liabilities                                                                   4,998               12,041
                                                                            ------------------   ------------------

STOCKHOLDERS' EQUITY
Preferred Stock, Par value $0.001,
    Authorized 100,000,000 shares, 0
    Issued and outstanding at December 31, 2004 and 2003                                     -                    -
Common Stock, Par value $0.001,
    Authorized 250,000,000 shares, 80,770,140
    Issued and outstanding at December 31, 2004 and 2003                                80,770               80,770
Paid-In Capital                                                                         13,628               (1,372)
Retained Deficit                                                                       (93,083)             (84,227)
                                                                            ------------------   ------------------

     Total Stockholders' Equity                                                          1,315               (4,829)
                                                                            ------------------   ------------------

     Total Liabilities and Stockholders' Equity                             $            6,313   $            7,212
                                                                            ==================   ==================

   The accompanying notes are an integral part of these financial statements.

                       DOLCE VENTURES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                      For the Year Ended
                                                                                         December 31,
                                                                                   2004                 2003
                                                                            ------------------   ------------------

Revenues                                                                    $           11,109   $           12,215
Costs of Operations                                                                      5,840                8,399
                                                                            ------------------   ------------------

     Gross Profit                                                                        5,269                3,816

Expenses
General & Administrative                                                                13,478               20,012
                                                                            ------------------   ------------------

     Loss from Operations                                                               (8,209)             (16,196)

Other Income (Expense)
Interest, Net                                                                              (98)                (177)
                                                                            ------------------   ------------------

     Net Loss Before Taxes                                                              (8,307)             (16,373)

     Income and Franchise Tax Expense                                                      549                  437
                                                                            ------------------   ------------------

     Net Loss                                                               $           (8,856)  $          (16,810)
                                                                            ==================   ==================

Basic & Diluted Loss Per Share                                              $                -   $                -
                                                                            ==================   ==================

Weighted Average Shares                                                             80,770,140           80,770,140
                                                                            ==================   ==================








   The accompanying notes are an integral part of these financial statements.

                       DOLCE VENTURES, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                           Preferred Stock                  Common Stock               Paid-In        Retained
                                       Shares         Par Value         Shares        Par Value        Capital        Deficit
                                   --------------- --------------- ---------------- --------------  -------------- --------------
Balance at December 31, 2002                     - $             -       80,770,140 $       80,770  $       (2,622)$      (67,417)

Contributed Capital                              -               -                -              -           1,250              -
Net Loss                                         -               -                -              -               -        (16,810)
                                   --------------- --------------- ---------------- --------------  -------------- --------------

Balance at December 31, 2003                     -               -       80,770,140         80,770          (1,372)       (84,227)

Contributed Capital                              -               -                -              -          15,000              -
Net Loss                                         -               -                -              -               -         (8,856)
                                   --------------- --------------- ---------------- --------------  -------------- --------------

Balance at December 31, 2004                     - $              -      80,770,140 $       80,770  $       13,628 $      (93,083)
                                   =============== =============== ================ ==============  ============== ==============
























   The accompanying notes are an integral part of these financial statements.

                       DOLCE VENTURES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      For the Year Ended
                                                                                         December 31,
                                                                                   2004                2003
                                                                           -------------------- -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                                                   $             (8,856)$           (16,810)

Adjustments to Reconcile Net Loss to Net
Cash Used in Operating Activities:
Depreciation                                                                              2,419               4,032
Change in operating assets and liabilities:
Decrease (Increase) in Accounts Receivable                                               (1,466)                465
Increase (Decrease) in Accounts Payable                                                  (7,439)             10,456
Increase (Decrease) in Accrued Expenses                                                      98                 177
                                                                           -------------------- -------------------
  Net Cash Used in operating activities                                                 (15,244)             (1,680)
                                                                           -------------------- -------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by investing activities                                                     -                   -
                                                                           -------------------- -------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital Contributed                                                                      15,000               1,250
Proceeds from Note Payable Shareholder                                                      298                   -
                                                                           -------------------- -------------------
  Net Cash Provided by Financing Activities                                              15,298               1,250
                                                                           -------------------- -------------------

Net (Decrease) Increase in
  Cash and Cash Equivalents                                                                  54                (430)
Cash and Cash Equivalents
  at Beginning of Period                                                                    314                 744
                                                                           -------------------- -------------------
Cash and Cash Equivalents
  at End of Period                                                         $                368 $               314
                                                                           ==================== ===================

                       DOLCE VENTURES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      For the Year Ended
                                                                                         December 31,
                                                                                   2004                2003
                                                                           -------------------- -------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                                                 $                  - $                 -
  Income and Franchise Taxes                                               $                549 $               437

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES: None
























   The accompanying notes are an integral part of these financial statements.

                       DOLCE VENTURES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         This summary of accounting policies for Dolce Ventures, Inc. and Subsidiary is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations and Going Concern

         The accompanying financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

         Several conditions and events cast doubt about the Company's ability to continue as a "going concern". The Company has incurred net losses of approximately $93,000 for the period from August 19, 1983 (inception) to December 31, 2004, has a liquidity problem, and requires additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

         The Company's future capital requirements will depend on numerous factors including, but not limited to, its willingness to continue progress in developing its products.

         These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

         If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported expenses, and the balance sheet classifications used.

                       DOLCE VENTURES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Organization and Basis of Presentation

         The Company was originally incorporated under the laws of the State of Utah on August 19, 1983, under the name of Evica Resources, Inc. On April 5, 1984, the Company changes its name to American Arms, Inc. On April 12, 1988, the Company changes its name to American Industries, Inc. On May 21, 2002, the Company changed its name to Dolce Ventures, Inc.

         On February 19, 2002, Pegasus Tel, Inc., a Delaware company, was formed as a wholly owned subsidiary of American Industries.

         On March 28, 2002, American Industries, Inc. and Pegasus Tel, Inc. entered into an agreement with Pegasus Communications, Inc., a New York corporation, to acquire 100% of the outstanding shares of Pegasus Communications, Inc. in exchange for 72,721,966 shares of common stock of American Industries, Inc. Pegasus Tel, Inc. continued as the surviving corporation and Pegasus Communications, Inc. was merged out of existence.

         As a result of the merger, American Industries, Inc. changed its name to Dolce Ventures, Inc.

Nature of Business

         The Company is primarily in the business of providing the use of outdoor payphones.

 Concentration of Credit Risk

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Principals of Consolidation

         The consolidated financial statements include the accounts for Dolce Ventures, Inc. and its wholly owned subsidiary Pegasus Tel, Inc. The results of subsidiaries acquired during the year are consolidated from their effective dates of acquisition. All significant intercompany accounts and transactions have been eliminated.

                       DOLCE VENTURES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss per Share

         Basic loss per share has been computed by dividing the loss for the year applicable to the common stockholders by the weighted average number of common shares outstanding during the years. There were no common equivalent shares outstanding at December 31, 2004 and 2003.

Revenue Recognition

         Revenue is recognized as services are performed.

Fixed Assets

         Fixed assets are stated at cost. Deprecation expense for the years ended December 31, 2004 and 2003 was $2,419 and $4,032. Depreciation and amortization are computed using the straight-line and accelerated methods over the estimated economic useful lives of the related assets as follows:


                     Asset                              Rate
------------------------------------------------  -----------------

Payphone Equipment                                     5 years

                       DOLCE VENTURES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

         Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

         Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their estimated economic useful lives.

Reclassification

         Certain   reclassifications  have  been  made  in  the  2003  financial statements to conform with the December 31, 2004 presentation.

NOTE 2 - INCOME TAXES

         The Company has a net operating loss for income taxes. Due to the regulatory limitations in utilizing the loss, it is uncertain whether the Company will be able to realize a benefit from these losses. Therefore, a deferred tax asset has not been recorded. There are no significant tax differences requiring deferral.

NOTE 3 - COMMITMENTS & CONTINGENCIES

         As of December 31, 2004, all activities of the Company have been conducted by corporate officers from their separate business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

NOTE 4 - NOTE PAYABLE - SHAREHOLDER

         Shareholders of the Company have advanced the Company money in order to pay general and administrative expenses. As of December 31, 2004 and 2003, the Company owed $298 and $0, respectively, relating to this note.

NOTE 5 - NOTES PAYABLE

         On December 15, 2001, Dolce Ventures, Inc. purchased ten telephones from American Telepath International, Inc. in the amount of $1,000 with interest at the rate of 8 percent per annum. The note is payable in a lump sum December 15, 2004. The balance due on this note is $1,275 as of December 31, 2004.

PART III


The following exhibits required by Item 601 of Regulation S-B are attached.

EXHIBIT
NUMBER                      DESCRIPTION
------                      -----------
3                Articles of Incorporation
3.1              Amended Articles of Incorporation, dated March 14, 1984
3.2              Amended Articles of Incorporation, dated March 31, 1988
3.3              Amended Articles of Incorporation, dated February 7, 2002
3.4              Amended Articles of Incorporation, dated March 26, 2002
3.5              Agreement of Merger, dated March 28, 2002
4                By-Laws
5                Specimen Share Certificate for Common Shares
27               Financial Data Schedule
                 Signature Page


SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dolce Ventures Inc.

By:      /s/ Carl E. Worboys                    Date: June 15, 2005
   --------------------------------              ------------------------
         Carl E.Worboys
         President


By:      /s/ John F, Passalaqua                 Date: June 15, 2005
   --------------------------------              ------------------------
         John F. Passalaqua
         Secretary, Treasurer


By:      /s/ David F. Stever                    Date: June 15, 2005
   --------------------------------              ------------------------
         David F. Stever
               Director












                                       14